**EXHIBIT (10)(d)**

CTS CORPORATION
INDIVIDUAL EXCESS BENEFIT RETIREMENT PLAN

Adopted Effective as of _____

ARTICLE I

Purpose

1.01   Purpose. It is the intention of CTS Corporation (the "Company") to maintain appropriate levels of retirement benefits for employees of the Company or any of its subsidiaries who are entitled to benefits under the CTS Corporation Pension Plan (the "Pension Plan"). This Plan is intended to maintain the level of total retirement benefits which, but for the limitations on annual benefits and compensation under the Internal Revenue Code of 1986, as amended, (the "Code") would otherwise be payable under the provisions of the Pension Plan and to provide a competitive level of retirement benefits to an individual who is a member of a select group of management or a highly compensated executive.

1.02   Effective Date. This Plan is effective as of _____, 2007 (the "Effective Date"). The benefit payable under this Plan shall be in substitution for and in lieu of any benefit earned by the Member under the CTS Corporation [1996/2003] Excess Benefit Retirement Plan (the "[1996/2003] Plan"), and the Member shall have no claim to any benefit under or determined under the provisions of the [1996/2003] Plan.

ARTICLE II

Definitions

2.01   Member. [   ] shall be referred to herein as the "Member."

2.02   Capitalized Terms. Capitalized terms used herein which are not defined shall have the meanings set forth in the Pension Plan.

ARTICLE III

Benefits

3.01   Retirement Benefit. The Member shall be entitled to receive a Retirement Benefit as described herein. The amount of the Retirement Benefit which the Member is eligible to receive under this Plan upon separation from service (as defined by Section 409A of the Code) with the Company shall be equal to the actuarial present value of the excess of (a) over (b):

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(a)   The benefit which the Member would be entitled to receive under the terms of the Pension Plan in the form of a single life annuity beginning on the first day of the month following the Member's attainment of age 55 or, if later, the first day of the month coinciding with or next following the date the Member's separation from service with the Company occurs if:

  (i) the percentage of "Compensation" (as defined in the Pension Plan) used in determining the Member's benefit under the applicable provision of Section 6 of the Pension Plan was determined as follows, based on the date of the Member's separation from service with the Company:

Date of Separation from Service	Applicable Percentage
Prior to July 1, 2008	[ ]%
July 1, 2008 to June 30, 2009	[ ]%
July 1, 2009 to June 30, 2010	[ ]%
July 1, 2010 to June 30, 2011	[ ]%
After June 30, 2011	[ ]%

  (ii) the "Credited Service" (as defined in the Pension Plan) used in determining the Member's benefit under the applicable provision of Section 6 of the Pension Plan is limited to a maximum of 30 years; and

  (iii) such benefit were computed without giving effect to the limitations then currently imposed by Code Section 401(a)(17) and Code Section 415(b) and regulations thereunder and without regard to the benefit accrual determined under Section 6.13 of the Pension Plan.

The benefit determined under the foregoing provisions of this Section 3.01(a) shall not be less than the benefit determined under Section 3.01(a) of the [1996/2003] Plan, determined as if the Member had incurred a separation from service with the Company on the date that this Plan is adopted by the Company, and payable in the form of a single life annuity beginning on the first day of the month following the Member's attainment of age 55 or, if later, the first day of the month coinciding with or next following the date the Member's separation from service with the Company occurs.

(b)   The amount of benefit which the Member would actually be entitled to receive under the Pension Plan if the Member received a single life annuity beginning on the first day of the month following the Member's attainment of age 55 or, if later, the first day of the month coincident with or next following the date the Member's separation from service with the Company occurs.

3.02   <u>Pre-Retirement Death Benefit</u>. If the Member dies before receiving the Retirement Benefit and the Member is survived by a Spouse, the Spouse shall be entitled to receive a Pre-Retirement Death Benefit which shall be equal to the actuarial present value of the excess of (a) over (b):

(a)   The Pre-Retirement Survivor Annuity benefit which the surviving Spouse of the Member would be entitled to receive under the Pension Plan, beginning as of the first day of the month following the date the Member would have attained age 55 or, if later, the first day of the month coinciding with or next following the date of the Member's death, if:

  (i) the percentage of "Compensation" (as defined in the Pension Plan) used in determining the Member's benefit under the applicable provision of Section 6 of the Pension Plan was determined as follows, based on the date of the Member's separation from service with the Company:

Date of Separation from Service	Applicable Percentage
Prior to July 1, 2008	[ ]%
July 1, 2008 to June 30, 2009	[ ]%
July 1, 2009 to June 30, 2010	[ ]%
July 1, 2010 to June 30, 2011	[ ]%
After June 30, 2011	[ ]%

  (ii) the "Credited Service" (as defined in the Pension Plan) used in determining the Member's benefit under the applicable provision of Section 6 of the Pension Plan is limited to a maximum of 30 years; and

  (iii) the Member's benefit were computed without giving effect to the limitations then currently imposed by Code Section 401(a)(17) and Code Section 415(b) and regulations thereunder and without regard to the benefit accrual determined under Section 6.13 of the Pension Plan.

The benefit determined under the foregoing provisions of this Section 3.02(a) shall not be less than the Spouse's benefit determined under Section 3.01(a) of the [1996/2003] Plan, determined as if the Member had died on the date that this Plan is adopted by the Company and payable on the first day of the month following the date the Member would have attained age 55 or, if later, the first day of the month coinciding with or next following the date of the Member's death.

(b)   The Pre-Retirement Survivor Annuity benefit which the surviving Spouse would be entitled to receive under the Pension Plan, beginning as of the first day of the month following the date the Member would have attained age 55 or, if later, the first day of the month coinciding with or next following the date of the Member's death.

3.03   <u>Pre-Retirement Death without a Surviving Spouse.</u> If the Member dies before receiving the Retirement Benefit and the Member is not survived by a Spouse, there shall be no benefit payable under this Plan, or any predecessor plan(s).

3.04   <u>Payment of the Retirement Benefit.</u> Payment of the Retirement Benefit shall be accomplished by means of an unfunded payment to the Member directly from the Company. The Retirement Benefit shall be payable in the form of a single lump sum cash payment, and shall be payable on the later of (a) the second Tuesday of the seventh calendar month next following the date on which the Member's separation from service with the Company occurs or (b) the first day of the month coinciding with or next following the Member's attainment of age 55. Actuarial present values shall be determined using the actuarial assumptions employed under the Pension Plan for lump sum cashouts for the Plan Year containing the date of the Member's separation from service with the Company.

In addition to and coincident with the Retirement Benefit payment, if the Member's payment date is determined under clause (a) above, the Company shall pay an amount equal to the interest accrued on the Retirement Benefit for the period between the first day of the month next following the later of (x) the date of the Member's separation from service with the Company or (y) the date the Member attained age 55, and the date of payment. The interest rate shall be equal to the lump sum interest rate assumption used to calculate the Retirement Benefit.

Notwithstanding anything to the contrary in this Plan, in the event that the Member becomes disabled as defined by Section 409A of the Code prior to the Member's separation from service with the Company, the Retirement Benefit shall be distributed to the Member 90 days after the determination of the Member's disability, and in such event no interest shall be payable on the Retirement Benefit.

3.05   <u>Payment of the Pre-Retirement Death Benefit.</u> Payment of the Pre-Retirement Death Benefit shall be accomplished by means of an unfunded payment directly from the Company to the Member's surviving Spouse. Such payment shall be made as soon as practicable within 90 days after the date of the Member's death or, if later, on the first day of the month coinciding with or next following the date the Member would have attained age 55. Actuarial present values shall be determined using the actuarial assumptions employed under the Pension Plan for lump sum cashouts for the Plan Year containing the date of the Member's death.

3.06   <u>Change in Control</u>. Notwithstanding any other provision of the Plan, if (a) a Member incurs a separation from service with the Company following a Change in Control (as defined in Appendix A to the Plan) and (b) as a result of such separation from service the Member becomes entitled to change in control severance benefits under any severance agreement between the Company and the Member, the Member's Retirement Benefit shall be paid on the second Tuesday of the seventh calendar month following the date on which the Member's separation from service with the Company occurs. For purposes of calculating the Retirement Benefit, the Member shall be considered to be fully vested in both his or her benefit under this Plan and his or her benefit under the Pension Plan. Actuarial present values shall be determined using the actuarial assumptions employed under the Pension Plan for lump sum cashouts for the Plan Year containing the date of the Member's separation from service with the Company.

In addition to and coincident with the Retirement Benefit payment, if the Member's payment date is after the date the Member attains age 55, the Company shall pay an amount equal to the interest accrued on the Retirement Benefit for the period between the first day of the month next following the later of (x) the date of the Member's separation from service with the Company or (y) the date the Member attained age 55, and the date of payment. The interest rate shall be equal to the lump sum interest rate assumption used to calculate the Retirement Benefit.

3.07   <u>Section 409A of the Code</u>. To the extent applicable, it is intended that this Plan be in full compliance with Section 409A of the Code. This Plan shall be construed in a manner to give effect to such intention. Reference to Section 409A of the Code is to Section 409A of the Internal Revenue Code of 1986, as amended, and will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

ARTICLE IV

Authority of Committee

4.01   Committee. The Plan shall be approved and administered by the Compensation Committee of the CTS Corporation Board of Directors (the "Committee").

4.02   Authority of Committee. The Committee shall have authority to control, delegate and manage the operation and administration of the Plan, including all rights and powers necessary or convenient to the carrying out of its functions hereunder, whether or not such rights and powers are specifically enumerated herein.

Without limiting the foregoing, and in addition to the other powers set forth in this Article IV, the Committee shall have the following express authorities:

(a)   To construe and interpret the Plan and determine the amount, manner and time of payment of any Benefits hereunder;

(b)   To prescribe procedures to be followed by the Member or Spouse filing any requests or applications in connection with benefits hereunder;

(c)   To prepare and distribute, in such manner as the Committee determines to be appropriate, information explaining the Plan;

(d)   To receive from the Company and from the Member and Spouse such information as shall be necessary for the proper administration of the Plan;

(e)   To furnish the Company, upon request, such annual and other reports with respect to the administration of the Plan as are reasonable and appropriate;

(f)   To resolve all questions and make all factual determinations relating to any matter for which it has administrative responsibility; and

(g)   To delegate to the CTS Corporation Benefit Plan Administration Committee such administrative powers and duties as it deems appropriate.

4.03   Disqualification of Committee Member. No member of the Committee or delegate of the Committee shall vote upon any question or exercise any discretion under the Plan relating specifically to himself or his Spouse.

4.04   Records and Reports. The Committee shall take all such action as it deems necessary or appropriate to comply with any laws or regulations now or hereafter in existence relating to the maintenance of records, notifications or registrations.

ARTICLE V

Amendment or Termination

The Company intends the Plan to be permanent, but, subject to Section 3.06, reserves the right, at any time, to modify, amend or terminate the Plan, provided, however, that no termination, amendment or modification of or to the Plan may, without written approval of the Member, reduce the total benefit payable under this Plan or the Pension Plan, assuming the Member retired, died or otherwise incurred a separation from service with the Company as of the effective date of such termination, amendment or modification. The Plan shall terminate automatically upon payment of all amounts due hereunder.

ARTICLE VI

Miscellaneous

6.01 No Guarantee of Employment. Neither the creation of this Plan nor anything contained herein shall be construed (a) to give the Member the right to remain in the employ of the Company or any of its subsidiaries, (b) to give the Member or Spouse any benefits not specifically provided by the Plan, or (c) to modify, in any manner, the right of the Company or any of its subsidiaries to modify, amend, or terminate any of its employee benefit plans.

6.02 Rights of the Member and Spouse. Payment of benefits to which any Member or Spouse is entitled shall be made only to such Member or Spouse. The expectation of such benefits shall not be assignable by the Member or Spouse or by operation of law, or be subject to reduction for the debts or defaults of such Member or Spouse whether to the Company or to others, or be subject to execution or attachment. The preceding sentence shall not apply to portions of benefits applied at the direction of the person eligible to receive such benefits to the payment of premiums on life or health insurance provided under any Company program, or to the withholding of federal income taxes.

6.03 Payments in Event of Final Determination. Notwithstanding any other provision of the Plan to the contrary, if any amounts accrued under the Plan by a Member or Spouse are found in a final determination to have been includible in the gross income of the Member or Spouse prior to the payment of such amounts to the Member or Spouse as a result of the failure to comply with Section 409A of the Code, then to the maximum extent permitted by Section 409A of the Code without incurring penalty taxes thereunder, the Company will pay such amounts to or on behalf of the Member or Spouse as soon as practicable within 90 days after the date of the final determination. Such payment may not exceed the amount required to be included in income as a result of the failure to comply with the requirements of Section 409A of the Code. For purposes of the Plan, a “final determination” means (i) an assessment of tax by the Internal Revenue Service addressed to the Member or Spouse which is not timely appealed to the courts, (ii) a final determination by the United States Tax Court or any other federal court, the time for an appeal thereof having expired or been waived, or (iii) an opinion of counsel to the Company with respect to a change in any applicable law, regulation or ruling, in each case to the effect that amounts accrued under the Plan are subject to federal income tax to the Member or Spouse prior to payment. No final determination will be deemed to have occurred until the Committee has actually received a copy of the assessment, court order or opinion which forms the basis thereof and such other documents as it may reasonably request.

6.04 Claims Procedure.

(a) If the Member or Spouse does not receive the benefits which the Member or Spouse believes he or she is entitled to receive under the Plan, the Member or Spouse may file a claim for benefits with the Committee. All claims must be made in writing and be signed by the claimant. If the claimant does not furnish sufficient information to enable the Committee to process the claim, the Committee will indicate to the claimant any additional information which is required.

(b) Each claim will be approved or disapproved by the Committee within 90 days following the receipt of the information necessary to process the claim, or within 180 days if the Committee determines that special circumstances require an extension of the 90-day period and the claimant is notified of the extension within the-original 90-day period. In the event the Committee denies a claim for benefits in whole or in part, the Committee will notify the claimant in writing of the adverse determination. Such notice by the Committee will also set forth, in a manner calculated to be understood by the claimant, the specific reason or reasons for the adverse determination, reference to the specific Plan provisions on which the determination is based, a description of any additional material or information necessary to perfect the claim with an explanation of why such material or information is necessary and an explanation of the Plan’s claim review procedure as set forth in Section 6.04(c).

(c)   A claimant may appeal an adverse benefit determination by requesting a review of the decision by the Committee or a person designated by the Committee. An appeal must be submitted in writing within 60 days after receiving notification of the adverse determination and must (i) request a review of the claim for benefits under the Plan, (ii) set forth all of the grounds upon which the claimant's request for review is based and any facts in support thereof, and (iii) set forth any issues or comments which the claimant deems pertinent to the appeal. The claimant will be given the opportunity to submit written comments, documents, records and other information relating to the claim for benefits and will be provided, upon written request and free of charge, reasonable access to and copies of all documents, records and other information relevant to the claim for benefits, provided the Committee finds the requested documents or materials are relevant to the appeal. The Committee or the person designated by the Committee will make a full and fair review of each appeal and any materials submitted by the claimant relating to the claim, without regard to whether the information was submitted or considered in the initial determination. On the basis of its review, the Committee or person designated by the Committee will make an independent determination of the claimant's eligibility for benefits under the Plan. The Committee or the person designated by the Committee will act upon each appeal within 60 days after receipt thereof unless special circumstances require an extension of the time for processing, in which case the Committee will notify the claimant within the initial 60-day period of such special circumstances and will render a decision as soon as possible but not later than 120 days after the appeal is received. The decision of the Committee or person designated by the Committee on any claim for benefits will be final and conclusive upon all parties thereto. In the event the Committee or person designated by the Committee denies an appeal in whole or in part, it will give written notice of the determination to the claimant. Such notice will set forth, in a manner calculated to be understood by the claimant, the specific reason or reasons for the adverse determination, reference to the specific Plan provisions on which the determination is based, a statement that the claimant is entitled to receive, upon request and free of charge, access to and copies of all documents, records and other information relevant to the claim and a statement of the claimant's right to bring an action under section 502(a) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), if applicable.

6.05   Expenses and Indemnity. All expenses and fees incurred in connection with the administration of the Plan will be paid by the Company. To the fullest extent permitted by applicable law, the Company will indemnify and save harmless the Committee, the Board and any delegate of the Committee who is an employee of the Company and any officers and employees of the Company against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims, arising out of their discharge in good faith of responsibilities under or incident to the Plan, other than expenses and liabilities arising out of willful misconduct. Without limiting the generality of the foregoing, the Company will, promptly upon request, advance funds to persons entitled to indemnification hereunder to the extent necessary to defray legal and other expenses incurred in the defense of such liabilities and claims, as and when incurred. This indemnity will not preclude such further indemnities as may be available under insurance purchased by the Company or provided by the Company under any bylaw, agreement or otherwise.

6.06   Withholding. There will be deducted from each payment made under the Plan all taxes which are required to be withheld by the Company in respect to such payment.

6.07   Receipt or Release. Any payment to the Member or the Member's Spouse in accordance with the provisions of the Plan will, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company with respect to the amount paid. Except in the case of payments due to the death of the Member, no payments shall be made under Article III unless the Member has executed and delivered to the Company a Release Agreement substantially in the form attached to the Plan as Appendix B and such release has become effective and irrevocable in accordance with its terms no later than the date of payment. Notwithstanding the foregoing, if the Release Agreement has not been executed and all periods for revocation expired prior to the date of payment, Executive will forfeit the payments prescribed by Article III above. The Committee will provided the Release Agreement to the Member within 5 days following the Member's separation from service.

6.08   Payments on Behalf of Persons Under Incapacity. In the event that any amount or distribution becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefor, the Committee may direct that such distribution or payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any distribution or payment made pursuant to such determination will, to the extent thereof, constitute a full release and discharge of the Committee and the Company with respect to the distribution or amount paid.

6.09   Successors and Assigns. The Company may not assign its obligations under this Plan, whether by contract, merger, operation of law or otherwise, unless the Member consents to the assignment. The Member hereby consents to the assignment by the Company of all of its rights and obligations hereunder to any successor to the Company by merger or consolidation or purchase of all or substantially all of the Company's assets, provided such transferee or successor assumes the liabilities of the Company hereunder. The provisions of this Section 6.09 will be binding upon each and every successor to the Company.

6.10   No Requirement to Fund. No provisions in the Plan, either directly or indirectly, shall be construed to require the Company to reserve, or otherwise set aside, funds for the payment of benefits hereunder, and the Member and his or her Spouse shall have the status of general unsecured creditors with respect to the obligation of the Company to make payments under the Plan. The Plan is intended to provide benefits for a "management or highly compensated employee" within the meaning of ERISA and therefore to be exempt from the provisions of Parts 2, 3 and 4 of the Title I of ERISA.

6.11   Controlling Law. To the extent not preempted by the laws of the United States of America, the laws of the State of Indiana shall be the controlling state law in all matters relating to the Plan and shall apply.

6.12   Severability. If any provisions of the Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts of the Plan; and the Plan shall be construed and enforced as if said illegal and invalid provisions had never been included herein.

6.13   Provisions of Pension Plan Unchanged. Any benefit payable under the Pension Plan shall be paid solely in accordance with the terms and provisions of the Pension Plan; and nothing in the Plan shall operate or be construed in any way to modify, amend or affect the terms and provisions of the Pension Plan.

6.14   Nature of Payments. Any benefits provided hereunder shall constitute nonqualified deferred compensation payments to the Member and shall not be taken into account in computing the amount of salary or compensation of the Member for the purposes of determining any pension, retirement, death or other benefits under (a) any pension, retirement, profit-sharing, bonus, life insurance or other employee benefit plan of the Company or any of its subsidiaries or (b) any agreement between the Company or any subsidiary and the Member except as such plan or agreement shall otherwise expressly provide.

6.15   Gender and Number. Masculine gender shall include the feminine; and the singular shall include the plural, unless the context clearly indicated otherwise.

IN WITNESS WHEREOF, CTS Corporation has caused this CTS Corporation Individual Excess Benefit Retirement Plan to be executed by its proper officer duly authorized by its Board of Directors.

CTS CORPORATION

By: James L. Cummins
Title: Senior Vice President Administration

Date:

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"Change in Control" means the occurrence of any of the following events:

(i)   the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) (a "Person") of aggregate beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act) of 25% or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors (the "Voting Stock") of the Company (including, for this purpose, any Voting Stock of the Company acquired prior to July 1, 2003); provided, however, that for purposes of this Section (i), the following will not be deemed to result in a Change in Control: (A) any acquisition of Voting Stock of the Company directly from the Company that is approved by the Incumbent Board (as defined below), (B) any acquisition of Voting Stock of the Company by the Company or any entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock (a "Subsidiary") and any change in the percentage ownership of Voting Stock of the Company that results from such acquisition, (C) any acquisition of Voting Stock of the Company by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (D) any acquisition of Voting Stock of the Company by any Person pursuant to a Business Combination that complies with clauses (I), (II) and (III) of Section (iii); or

(ii)   individuals who are members of the Board of Directors of CTS Corporation (the "Board" collectively "Directors" and as to an individual "Director") and who, as of July 1, 2003, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Director subsequent to July 1, 2003 whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) will be deemed to have been a member of the Incumbent Board, but excluding, for this purpose, any such individual becoming a Director as a result of an actual or threatened election contest (as described in Rule 14a-12(c) of the Securities Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (collectively, an "Election Contest"); or

(iii)   consummation of (A) a reorganization, merger or consolidation of the Company, or (B) a sale or other disposition of all or substantially all of the assets of the Company, (such reorganization, merger, consolidation or sale each, a "Business Combination"), unless, in each case, immediately following such Business Combination, (I) all or substantially all of the individuals and entities who were the beneficial owners of Voting Stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 75% of the then outstanding shares of common stock and the combined voting power of the then outstanding Voting Stock of the Company entitled to vote generally in the election of Directors of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (II) no Person (other than the Company, such entity resulting from such Business Combination, or any employee benefit plan (or related trust) sponsored or maintained by the Company, any Subsidiary or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 15% or more of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination, and (III) at least a majority of the members of the Board of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv)   approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that complies with clauses (I), (II) and (III) of Section (iii).

_____ [date]

[employee's home address]

Re: <u>Release Agreement</u>

Dear _____:

This Release Agreement summarizes the arrangements which have been discussed with you concerning your Retirement Benefits upon separation of employment from CTS Corporation (the "Company") as set forth in the Individual Excess Benefit Retirement Plan entered into between you and the Company effective as of , 2007 ("SERP"). This Agreement shall constitute the Release Agreement referenced in and defined under paragraph 6.07 of your SERP.

1. <u>Termination of Employment</u>

   Your last day of employment with the Company will be _____ (hereinafter, your "Termination Date").

2. <u>Payments and Benefits</u>

   You shall receive the payments and benefits set forth in Article III of your SERP, which is incorporated herein by reference, at the times and under the terms provided therein.

3. <u>Release</u>

   In exchange for the compensation described in Section 2 above and other good and valuable consideration, receipt of which is hereby acknowledged, you hereby agree that you, your representatives, agents, estate, dependents, beneficiaries and assigns release and forever discharge CTS and/or its affiliates, successors, assigns, directors, members, officers, employees and/or agents, both individually and in their official capacities with CTS, from any and all actions or causes of action, suits, claims, complaints, contracts, liabilities, agreements, promises, debts or damages, whether existing or contingent, known or unknown, which arise out of your employment or the termination of your employment with CTS except for claims which relate to your enforcement of CTS' payments and other obligations under the SERP and except for claims under the Severance Agreement dated _____, and your outstanding stock option agreements and restricted stock unit agreements. This release is intended by you to be all encompassing and to act as a full and total release of any claims that you may have or have had against CTS, its affiliates, successors, assigns, directors, members, officers, employees, and/or agents, both individually and in their official capacities with CTS. Without limiting the generality of the foregoing, this release includes any claim of discrimination on the basis of race, sex, marital status, sexual preference, national origin, handicap or disability, age, veteran status, special disabled handicap status or any other basis prohibited by law; any claim arising from any express or implied employment contract or covenant of good faith and fair dealing; any claim arising under the Family and Medical Leave Act of 1993; any tort claims and any personal gain with respect to any claim arising under the *qui tam* provisions of the False Claims Act, 31 USC 3730. Notwithstanding the foregoing, this Section 3 shall not release or discharge CTS from its obligations to indemnify you, in accordance with the bylaws of the corporation or as provided under applicable law, and to cover you under its director and officer liability insurance policy with respect to the performance of your duties while an officer of the Corporation.

   You agree and acknowledge that the payments and benefits set forth in Section 2 above, together with payments and benefits previously provided to you by CTS and the payments and benefits, if any, to which you are entitled under your Severance Agreement dated _____, and your outstanding stock option agreements and restricted stock unit agreements, are the only payments and benefits you will receive in connection with your employment or its termination.

   You represent that you understand the foregoing release, that you understand that rights and claims under the Age Discrimination in Employment Act of 1967, as amended; Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, and similar state and local anti-discrimination laws are among the rights and claims against the Company that you are releasing hereby.

You further acknowledge and agree that you have been encouraged to seek the advice of an attorney of your choice in regard to this Agreement. You represent that you have relied upon the advice of your attorney in entering into this Agreement and, specifically, in agreeing to the release contained herein. You hereby understand and acknowledge the significance and consequences of the release contained herein. You represent that you fully understand the terms of the release contained herein and voluntarily accept the terms of the release contained herein. You further acknowledge that you have had a sufficient amount of time to consider the terms of this Agreement and to seek independent advice regarding the effect of this Agreement prior to its execution.

4. Right to Consider/Rescind

In accordance with the provisions of the Age Discrimination in Employment Act, you understand that you shall have the right to consider whether to accept this Agreement for a period of twenty-one (21) days from your Termination Date (i.e. _____). You are also advised to consult with your attorney before signing this Agreement. You further understand that you shall have the right to rescind (that is, cancel) this Agreement within seven (7) days of signing it to reinstate claims under the Age Discrimination in Employment Act (hereinafter, the "Rescission Period"). To begin receiving benefits pursuant to this Agreement you must deliver a fully executed copy of the Agreement to James L. Cummins, CTS Corporation, 905 West Boulevard North, Elkhart, IN 46514, upon expiration of the above referenced twenty-one (21) day period.

5. Release of Claims by the Company

In consideration of your execution and performance under this Release Agreement, the Company hereby waives and releases you from all claims arising from your performance of duties within the proper scope of your employment with the Company.

6. Miscellaneous

   A. This Agreement may not be modified, altered or changed except upon written consent of the parties.

   B. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

   C. The benefits afforded you under this Agreement (and the Severance Agreement dated _____, to the extent applicable, and the benefits to which you are entitled under your outstanding stock option agreements and restricted stock unit agreements) are in lieu of any other compensation, benefit, bonus pay, separation pay, severance pay, or notice pay to which you might otherwise have been entitled.

   D. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed to be a waiver of any subsequent breach thereof.

   E. It is agreed and understood that neither the offer nor any negotiations or proceedings connected herewith nor the execution of this Agreement nor the payment of money shall constitute or be construed as an admission of any liability to, or the validity of, any claims whatsoever.

   F. The parties intend this Agreement to serve as a final expression of this contract and as a complete and exclusive statement of the terms hereof. This Agreement supersedes any prior written or verbal contracts, agreements, or letters of intent or understanding between you and CTS executed prior to the execution date hereof to the extent any such agreement is inconsistent with the terms hereof.

   G. The parties agree that in the event a court of competent jurisdiction determines that the character, duration or scope of any provision of this Agreement is unreasonable or unenforceable in any respect, then such provision shall be deemed limited to the extent the court deems reasonable or enforceable and the provision shall remain in effect as limited by the court. In the event that such a court determines that any provision is wholly unenforceable, the provision shall be deemed severed from this Agreement and the other provisions shall remain in full force and effect.

7. Representations and Warranties

You hereby make the following representations and warranties to CTS:

    A. You have been provided a reasonable time of at least twenty-one (21) days to consider whether or not to sign this Agreement.

    B. You are aware, by signing this Agreement, which includes a general release, you are giving up rights to initiate a lawsuit.

    C. You understand and agree that by signing this Agreement, you are specifically waiving your rights to file a lawsuit against CTS under Title VII of the Civil Rights Act of 1964 as amended, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act and similar state and local anti-discrimination laws.

    D. There are no promises or representations except those contained in this Agreement which have been made to you in connection with this subject.

    E. You have read and understand each and every provision of this Agreement.

    F. You acknowledge and agree that the release contained herein is an essential and material term of this Agreement.

Please review this Agreement carefully. If you are in agreement with its provisions, please signify your acceptance by signing and dating both copies of this letter in the space provided below and return one copy to me.

Very truly yours,

CTS Corporation

I have carefully read and reviewed the foregoing Release Agreement, acknowledge its contents, and agree to be bound by its terms, including the release of claims set forth in the Agreement. I have been given sufficient time of at least twenty-one (21) days to decide whether to sign this Release Agreement. I understand that I have seven (7) days from the date of my signature below to revoke my acceptance of this Release Agreement, thereby canceling it. If I do not revoke my acceptance, this Release Agreement will become effective and enforceable on the date that is seven (7) days from the date of my signature, as indicated below.

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Date of Execution of Agreement